

Mail Stop 3720

November 20, 2009

Mr. Rui Lin Wu
Chairman and Chief Executive Officer
Qiao Xing Universal Telephone, Inc.
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong
People's Republic of China 516023

>   **RE: Qiao Xing Universal Telephone, Inc.**
>   **Form 20-F for the fiscal year ended December 31, 2008**
>   **Filed July 15, 2009**
>   **File No. 000-29946**

Dear Mr. Wu:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your Form 20-F in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for fiscal year ended December 31, 2008

General

1.   We note you filed, through incorporation by reference to a Form 6-K filed on April 9, 2009, the Share Purchase Agreement between the Company, China Luxuriance Jade Company, Ltd., and the China Luxuriance Jade Company, Ltd.'s sole shareholder, as Exhibit 4.5 to the Form 20-F. However, we note that you did not include the specific content of Exhibit A, B, & C to the Share Purchase Agreement furnished as Exhibit 99.2

to the Form 6-K. Please note that you must file your material contracts in their entirety.
Please re-file the Share Purchase Agreement in its entirety.

Item 4. Information on the Company, page 13

Recent Development – Purchase of US $30,000,000 of Convertible Notes of QX Mobile, page
15

2.   Explain the business reasons for this purchase.

Item 5. Operating and Financial Review and Prospects, page 26

3.   Expand your analysis of the company's prospects to discuss the company's
        "diversification strategy." We note your statement that the purchase of China Luxuriance
        Jade Company, Ltd. was "the first step for [the company's] diversification strategy" and
        that the transaction was "one of the major strategic measures to ensure our continued
        future sustainable development."

Item 15. Controls and Procedures, page 66

Management's Annual Report on Internal Control Over Financial Reporting, page 67

4.   We note your conclusion that the Company's internal control over financial reporting was
        not effective as of December 31, 2008. We note your later statement that "[w]e have not
        identified any material weaknesses in our internal controls and, therefore, there were no
        corrective actions taken." Please reconcile.

Notes to the Financial Statement – Subsequent Events, page F-63

5.   Identify the valuation firm engaged by the company. Discuss how it was selected and
        whether the firm has any past or present affiliation with the company. Identify the
        member of the company's special acquisition committee.

6.   Summarize the terms of the negotiation between Mr. Lin and the special acquisition
        committee and disclose and explain how the consideration was determined.

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please file
your letter over EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors

require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director